CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2023 THIRD QUARTER RESULTS
CALGARY, ALBERTA – NOVEMBER 2, 2023 – FOR IMMEDIATE RELEASE
Commenting on the Company's third quarter 2023 results, Tim McKay, President, stated "Our quarterly results demonstrate how our effective and efficient operations, combined with our diverse product mix generates significant free cash flow, resulting in strong shareholder returns through our sustainable and growing dividend and significant share repurchases.
Our world class assets delivered top tier operational and financial results in Q3/23 with average quarterly production volumes of approximately 1,394,000 BOE/d, which is the highest quarterly volumes in the history of the Company, including record quarterly production volumes for both liquids and natural gas of approximately 1,035,000 bbl/d and 2,151 MMcf/d respectively. Following the completion of planned turnarounds at our Oil Sands Mining and Upgrading assets, synthetic crude oil ("SCO") production was strong, averaging approximately 491,000 bbl/d during Q3/23, capturing robust SCO pricing at a premium to WTI. Additionally, as a result of strong execution in our thermal assets, production growth was ahead of plan, as Q3/23 average thermal production volumes increased by approximately 44,000 bbl/d to 287,000 bbl/d from Q3/22 levels. As a result of our focus on effective and efficient operations, the Company had strong liquid netbacks in Q3/23, similar to Q3/22 netback levels when commodity prices were much higher. This resulted in significant free cash flow for the Company.
Environmental, Social and Governance ("ESG") remains a priority for the Company. Canadian Natural is an investment leader in research and development ("R&D") and our strong track record of R&D investment will continue in 2024 and beyond and is targeted to grow with our participation in the Pathways Alliance. It is critical to work together with the Government of Canada and the Alberta government to make the Pathways Alliance a transformative industry collaboration. Through the foundational Carbon Capture and Storage ("CCS") project, we have a significant opportunity to achieve meaningful GHG emissions reductions in support of industry's, Alberta's and Canada's climate goals and to provide affordable, reliable, responsibly produced energy to the world."
Canadian Natural's Chief Financial Officer, Mark Stainthorpe, added "During the third quarter of 2023, our robust business model delivered strong net earnings of over $2.3 billion, adjusted net earnings of approximately $2.9 billion and strong quarterly adjusted funds flow of approximately $4.7 billion. After our base capital expenditures and dividend, the Company generated significant quarterly free cash flow of approximately $2.7 billion in Q3/23. Our diversified portfolio, including our long life low decline assets, combined with our effective and efficient operations allowed us to continue to deliver robust returns to shareholders by repurchasing shares and reducing debt. Year-to-date, up to and including November 1, 2023, we have returned approximately $6.1 billion to shareholders through dividends and share repurchases.
With current strong production volumes and expected free cash flow in Q4/23 and beyond, based on current strip pricing, we are quickly approaching a net debt level of $10 billion, which we forecast to achieve in Q1/24, at which time we target to increase returns to shareholders to 100% of free cash flow.
Subsequent to quarter end, the Board of Directors has approved an 11% increase to our base quarterly dividend to $1.00 per common share, from $0.90 per common share, demonstrating the confidence that the Board has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline reserves and asset base. With this increase announced today, the Company has increased its dividend by 18% in 2023 to $4.00 per share annually. As a result, the Company's leading track record of dividend increases continues, as this increase will mark 2024 as the 24th consecutive year of dividend increases, with a CAGR of 21% over that time.”

CORPORATE UPDATE
One of Canadian Natural’s many strengths is our strong and deep leadership team. The Company takes a very proactive and disciplined approach to succession, with well-planned and successful transitions, ensuring we maintain our strong corporate culture and top tier performance.
As part of ongoing management succession, at Canadian Natural’s 2023 year end Board meeting on February 28, 2024, Tim McKay will assume the role of Vice Chairman and Scott Stauth, currently Chief Operating Officer, Oil Sands, will be promoted to President of Canadian Natural.
Mr. Stauth has been with Canadian Natural for 26 years in increasingly responsible management roles across all our operations in Canada. Scott Stauth, as Chief Operating Officer, Oil Sands, has played an integral role in delivering top tier performance across all of the Company’s Oil Sands operations.
As Vice Chairman, Mr. McKay will support the management transition until his retirement in summer 2024.
In addition, as part of the succession plan, Jay Froc, currently Senior Vice President Oil Sands Mining and Upgrading, will be promoted to Chief Operating Officer, Oil Sands on January 1, 2024. Mr. Froc has been with Canadian Natural for 10 years.
Trevor Cassidy, Chief Operating Officer, E&P, after over 23 years of contributing to the Company’s success will be retiring in Q4/23, at which time Robin Zabek, currently Senior Vice President Exploitation E&P, will be promoted to Chief Operating Officer, E&P. Mr. Zabek has been with Canadian Natural for 20 years.
Murray Edwards, Executive Chairman of the Company, commenting on the succession stated “Canadian Natural has a strong track record of successful succession at our senior leadership level, ensuring Canadian Natural continues to deliver top tier performance. Mr. Stauth has been a significant contributor to Canadian Natural’s top tier performance over the last 26 years and we are very confident Scott will make even greater contributions as President. In addition, Tim as Vice Chairman will continue to provide oversight and guidance on our operations to ensure a smooth transition.”
Tim McKay, commenting on the succession stated “Scott and I have worked closely together over the years and he has outstanding leadership, technical and operational skills and is an excellent role model for Canadian Natural’s culture, one of our key competitive advantages. We are very confident in Scott’s abilities.”

Canadian Natural Resources Limited	2	Three and nine months ended September 30, 2023

QUARTERLY HIGHLIGHTS

		Three Months Ended			Nine Months Ended
($ millions, except per common share amounts)		Sep 30 2023	Jun 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Net earnings		$2,344	$1,463	$2,814	$5,606	$9,417
Per common share	– basic	$2.15	$1.34	$2.52	$5.12	$8.23
	– diluted	$2.13	$1.32	$2.49	$5.07	$8.12
Adjusted net earnings from operations (1)		$2,850	$1,256	$3,493	$5,987	$10,669
Per common share	– basic (2)	$2.61	$1.15	$3.12	$5.47	$9.32
	– diluted (2)	$2.59	$1.14	$3.09	$5.41	$9.20
Cash flows from operating activities		$3,498	$2,745	$6,098	$7,538	$14,847
Adjusted funds flow (1)		$4,684	$2,742	$5,208	$10,855	$15,615
Per common share	– basic (2)	$4.30	$2.50	$4.66	$9.91	$13.64
	– diluted (2)	$4.26	$2.48	$4.60	$9.81	$13.47
Cash flows used in investing activities		$1,199	$1,560	$1,129	$3,912	$3,725
Net capital expenditures, excluding net acquisition costs and strategic growth capital (3)		$1,019	$1,385	$996	$3,522	$3,106
Net capital expenditures (1)		$1,231	$1,669	$1,249	$4,294	$4,154
Daily production, before royalties
Natural gas (MMcf/d)		2,151	2,085	2,132	2,125	2,081
Crude oil and NGLs (bbl/d)		1,035,153	846,909	983,678	948,587	930,079
Equivalent production (BOE/d) (4)		1,393,614	1,194,326	1,338,940	1,302,715	1,276,970
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2023 dated November 1, 2023.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2023 dated November 1, 2023.
(3)Net capital expenditures, excluding net acquisition costs and strategic growth capital, is defined as base capital expenditures.
(4)A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, or to compare the value ratio using current crude oil and natural gas prices since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
▪The strength of Canadian Natural's long life low decline asset base, supported by our safe, effective and efficient operations, makes our business unique, robust and sustainable. In Q3/23, the Company generated strong financial results, including:
•Net earnings of approximately $2.3 billion and adjusted net earnings from operations of approximately $2.9 billion.
•Cash flows from operating activities of approximately $3.5 billion.
•Adjusted funds flow of approximately $4.7 billion.
•Free cash flow(1) of approximately $2.7 billion(2) after total dividend payments of approximately $1.0 billion and base capital expenditures(3) of approximately $1.0 billion.

Canadian Natural Resources Limited	3	Three and nine months ended September 30, 2023

DIVIDEND INCREASE
▪Subsequent to quarter end, the Board of Directors has approved an 11% increase to our quarterly dividend to $1.00 per common share, from $0.90 per common share, payable on January 5, 2024 to shareholders of record on December 8, 2023. This demonstrates the confidence that the Board has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline reserves and asset base. The Company's leading track record of dividend increases continues, as this increase will mark the 24th consecutive year of dividend increases.
•Canadian Natural increased its sustainable and growing dividend twice in 2023 for a total combined increase of 18% to $4.00 per share annually.
QUARTERLY HIGHLIGHTS
▪Returns to shareholders in Q3/23 were strong, totaling approximately $1.6 billion, comprised of approximately $1.0 billion of dividends and approximately $0.6 billion of share repurchases.
•In Q3/23, the Company repurchased approximately 7.2 million common shares for cancellation at a weighted average price of $82.57 per share for a total of approximately $0.6 billion.
▪Year-to-date, up to and including November 1, 2023, the Company has returned approximately $6.1 billion to shareholders through approximately $3.9 billion in dividends and $2.2 billion through the repurchase and cancellation of approximately 27.9 million common shares.
▪Canadian Natural continues to maintain a strong balance sheet and financial flexibility, with net debt(1) of approximately $11.5 billion and significant liquidity(1) of approximately $6.1 billion at the end of Q3/23.
•In September 2023, the Company extended its $0.5 billion revolving credit facility by one year, now maturing February 2025.
▪With current strong production volumes and expected free cash flow in Q4/23 and beyond, based on current strip pricing we are quickly approaching a net debt level of $10 billion, which we forecast to achieve in Q1/24, at which time we target to increase returns to shareholders to 100% of free cash flow. At that time, the free cash flow definition will be adjusted funds flow less dividends and total capital expenditures for the year.
•The Company's current free cash flow allocation policy provides that when net debt is between $10 billion and $15 billion, 50% of free cash flow will be allocated to share repurchases and 50% of free cash flow will be allocated to the balance sheet, less strategic growth / acquisition opportunities. Free cash flow for the purpose of the policy is defined as adjusted funds flow less dividends, less base capital.
▪In Q3/23, Canadian Natural continued to focus on safe, effective and efficient operations, achieving record quarterly average production volumes of 1,393,614 BOE/d, an increase of 4% or approximately 55,000 BOE/d compared to Q3/22 levels.
•The Company achieved record quarterly average liquids production volumes in Q3/23 of 1,035,153 bbl/d, an increase of 5% over Q3/22 levels of 983,678 bbl/d.
•Our focus on execution and effective and efficient operations drove strong liquids netbacks in Q3/23, similar to Q3/22 netback levels when commodity prices were much higher, generating significant free cash flow for the Company.
◦Canadian Natural continues to focus on safe, effective and efficient operations of its world class Oil Sands Mining and Upgrading assets to deliver high value SCO, with strong quarterly production averaging 490,853 bbl/d in Q3/23, comparable to Q3/22 levels of 487,553 bbl/d.
◦Oil Sands Mining and Upgrading operating costs were top tier, averaging $22.12/bbl (US$16.49/bbl) of SCO in Q3/23, comparable to Q3/22 costs of $22.35/bbl (US$17.12/bbl).
◦Based on the current forward strip as of October 30, 2023, these high margin SCO barrels will capture strong pricing with a strip average premium to WTI pricing of approximately US$2.24/bbl in Q4/23, generating significant free cash flow for the Company.
◦As a result of strong execution on the Company's thermal growth plan, total thermal production averaged 287,085 bbl/d in Q3/23, an increase of 43,692 bbl/d or 18% compared to Q3/22 levels of 243,393 bbl/d. The increase in production was primarily driven by strong execution and bringing production on earlier than originally planned on the new Primrose CSS and Kirby SAGD pads.

Canadian Natural Resources Limited	4	Three and nine months ended September 30, 2023

◦Thermal in situ operating costs averaged $11.47/bbl (US$8.55/bbl) in Q3/23, a decrease of 27% from Q3/22 levels, primarily reflecting the impact of higher production volumes and lower natural gas fuel costs.
•The Company achieved record quarterly natural gas production volumes in Q3/23, averaging 2,151 MMcf/d, comparable to Q3/22 levels of 2,132 MMcf/d.
▪The Company's strategic growth plan includes increasing production from our long life no decline Oil Sands Mining and Upgrading assets. At Horizon, after the planned turnaround in 2024, the reliability enhancement project is targeted to be completed which will increase SCO production capacity by approximately 14,000 bbl/d in 2025 as the Company targets to shift maintenance to once every two years, reducing downtime and increasing overall reliability.
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2023, dated November 1, 2023.
(2)Based on sum of rounded numbers.
(3)Item is component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2023 for more details on net capital expenditures.

Canadian Natural Resources Limited	5	Three and nine months ended September 30, 2023

OPERATIONS REVIEW AND CAPITAL ALLOCATION
Canadian Natural has a balanced and diverse portfolio of assets, primarily Canadian-based, with international exposure in the UK section of the North Sea and Offshore Africa. Canadian Natural’s production is well balanced between light crude oil, medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil) and SCO (herein collectively referred to as “crude oil”) and natural gas and NGLs. This balance provides optionality for capital investments, maximizing value for the Company’s shareholders.
Underpinning this asset base is the Company's long life low decline production, representing approximately 73% of budgeted total liquids production in 2023, the majority of which is zero decline high value SCO production from the Company's world class Oil Sands Mining and Upgrading assets. The remaining balance of the Company's long life low decline production comes from our top tier thermal in situ oil sands operations and our Pelican Lake heavy crude oil assets. The combination of these long life low decline assets, low reserves replacement costs, and effective and efficient operations results in substantial and sustainable adjusted funds flow throughout the commodity price cycle.
In addition, Canadian Natural maintains a substantial inventory of low capital exposure projects within the Company's conventional asset base. These projects can be executed quickly and, in the right economic conditions, provide excellent returns and maximize value for our shareholders. Supporting these projects is the Company’s undeveloped land base which enables large, repeatable drilling programs that can be optimized over time. Additionally, by owning and operating most of the related infrastructure, Canadian Natural is able to control major components of the Company's operating costs and minimize production commitments. Low capital exposure projects can be quickly stopped or started depending upon success, market conditions or corporate needs.
Canadian Natural’s balanced portfolio, built with both long life low decline assets and low capital exposure assets, enables effective capital allocation, production growth and value creation.

Drilling Activity	Nine Months Ended September 30
	2023		2022
(number of wells)	Gross	Net	Gross	Net
Crude oil (1)	186	179	242	237
Natural gas	61	52	85	57
Dry	2	2	1	1
Subtotal	249	233	328	295
Stratigraphic test / service wells	476	414	477	409
Total	725	647	805	704
Success rate (excluding stratigraphic test / service wells)		99%		99%
(1)Includes bitumen wells.
▪The Company drilled a total of 233 net crude oil and natural gas producer wells in the nine months ended September 30, 2023 compared to 295 during the nine months ended September 30, 2022, a decrease of 62 net wells over this time period.

Canadian Natural Resources Limited	6	Three and nine months ended September 30, 2023

North America Exploration and Production

Crude oil and NGLs – excluding Thermal In Situ Oil Sands
	Three Months Ended			Nine Months Ended
	Sep 30 2023	Jun 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Crude oil and NGLs production (bbl/d)	232,496	226,202	228,239	231,047	226,125
Net wells targeting crude oil	42	29	60	131	143
Net successful wells drilled	42	29	60	129	142
Success rate	100%	100%	100%	98%	99%
▪North America E&P liquids production, excluding thermal in situ, averaged 232,496 bbl/d in Q3/23, a 2% increase compared to Q3/22 levels, primarily reflecting drilling activity on the Company's primary heavy crude oil assets, offset by natural field declines.
•Primary heavy crude oil production averaged 76,377 bbl/d in Q3/23, an 11% increase from Q3/22 levels, reflecting drilling results. The Company continues to successfully drill Mannville multilateral wells in the Bonnyville/Lloydminster and Clearwater fairways, having drilled 34 and 78 net multilateral primary heavy crude oil wells in Q3/23 and the first nine months of 2023 respectively.
◦Operating costs(1) in the Company's primary heavy crude oil operations averaged $19.68/bbl (US$14.67/bbl) in Q3/23, a decrease of 8% from Q3/22 levels, primarily reflecting higher volumes.
•Pelican Lake production averaged 46,897 bbl/d in Q3/23, a decrease of 6% from Q3/22 levels, consistent with historical low natural field declines from this long life low decline asset.
◦Operating costs at Pelican Lake averaged $8.02/bbl (US$5.98/bbl) in Q3/23, representing a decrease of 10% from Q3/22 levels, primarily due to lower power costs.
•North America light crude oil and NGLs production averaged 109,222 bbl/d in Q3/23, comparable to Q3/22 levels.
◦Operating costs on the Company's North America light crude oil and NGLs production averaged $15.49/bbl (US$11.55/bbl) in Q3/23, a 7% decrease from Q3/22 levels, primarily due to lower power costs.

Thermal In Situ Oil Sands
	Three Months Ended			Nine Months Ended
	Sep 30 2023	Jun 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Bitumen production (bbl/d)	287,085	238,941	243,393	256,466	251,626
Net wells targeting bitumen	2	23	38	50	95
Net successful wells drilled	2	23	38	50	95
Success rate	100%	100%	100%	100%	100%
▪As a result of strong execution on the Company's thermal growth plan, total thermal production averaged 287,085 bbl/d in Q3/23, an increase of 43,692 bbl/d or 18% compared to Q3/22 levels of 243,393 bbl/d. The increase in production was primarily driven by strong execution, bringing production on earlier than originally planned on the new Primrose CSS and Kirby SAGD pads.
•Thermal in situ operating costs averaged $11.47/bbl (US$8.55/bbl) in Q3/23, a decrease of 27% from Q3/22 levels, primarily reflecting the impact of higher production volumes and lower natural gas fuel costs.
▪Canadian Natural continues to deliver safe, reliable, production growth from its long life low decline thermal in situ assets which have decades of strong capital efficient growth opportunities. Highlights include:
•At Primrose, the Company delivered production of 107,814 bbl/d in Q3/23, significant growth from prior periods as a result of production from the two CSS pads drilled in 2022, which came on production ahead of schedule.
(1)Calculated as production expense divided by respective sales volumes. Natural gas and NGLs production volumes approximate sales volumes.

Canadian Natural Resources Limited	7	Three and nine months ended September 30, 2023

•At Kirby, current production is approximately 65,000 bbl/d as the Company has grown production by approximately 15,000 bbl/d from Q4/22 levels. The significant production growth is due to the development of four SAGD pads, the first of which reached full production capacity in Q3/23. The three remaining pads are targeted to ramp up to full production capacity over the first nine months of 2024, at a pace of one pad per quarter, maintaining this production level.
•At Jackfish, two SAGD pads were drilled in the first half of 2023, with production from these pads targeted to ramp up to their full production capacities in Q3/24 and Q4/24, supporting continued high utilization rates.
▪Canadian Natural has been piloting solvent enhanced oil recovery technology on certain thermal in situ assets with an objective to increase bitumen production, reduce the Steam to Oil Ratio ("SOR"), reduce GHG intensity and realize high solvent recovery. This technology has the potential for application throughout the Company's extensive thermal in situ asset base.
•At Kirby North, the Company is moving forward with the commercial scale solvent SAGD pad development. The Company continued facility module fabrication in Q3/23 and targets to begin solvent injection in mid-2024.
•At Primrose, the Company is currently piloting solvent enhanced oil recovery in the steam flood area and is targeting SOR and GHG intensity reductions of 40% to 45%, with solvent recovery greater than 70%, which has been successful to-date. The Company targets to continue to use the pilot into 2024 to evaluate the potential of various solvent concentrations to improve overall performance.

North America Natural Gas
	Three Months Ended			Nine Months Ended
	Sep 30 2023	Jun 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Natural gas production (MMcf/d)	2,139	2,072	2,117	2,113	2,065
Net wells targeting natural gas	10	21	14	52	57
Net successful wells drilled	10	21	14	52	57
Success rate	100%	100%	100%	100%	100%
▪Canadian Natural achieved record quarterly natural gas production in North America of 2,139 MMcf/d in Q3/23, comparable to Q3/22 levels of 2,117 MMcf/d. Production in Q3/23 included minor impacts from wildfires of approximately 11 MMcf/d.
•North America natural gas operating costs averaged $1.22/Mcf in Q3/23, an increase of 8% compared to Q3/22 levels, primarily reflecting higher service costs. The Company continues to focus on cost control and effective and efficient operations to offset cost pressures.
International Exploration and Production

	Three Months Ended			Nine Months Ended
	Sep 30 2023	Jun 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Crude oil production (bbl/d)	24,719	26,520	24,493	26,180	27,340
Natural gas production (MMcf/d)	12	13	15	12	16
▪International E&P crude oil production volumes averaged 24,719 bbl/d in Q3/23, comparable to Q3/22 levels. Production volumes in the North Sea during Q3/23 were impacted by maintenance activities with additional planned maintenance activities targeted to continue into Q4/23.

Canadian Natural Resources Limited	8	Three and nine months ended September 30, 2023

North America Oil Sands Mining and Upgrading

	Three Months Ended			Nine Months Ended
	Sep 30 2023	Jun 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Synthetic crude oil production (bbl/d) (1)(2)	490,853	355,246	487,553	434,895	424,988
(1)SCO production before royalties and excludes production volumes consumed internally as diesel.
(2)Consists of heavy and light synthetic crude oil products.
▪Canadian Natural continues to focus on safe, reliable, effective and efficient operations of its world class Oil Sands Mining and Upgrading assets to deliver high value SCO, with strong production averaging 490,853 bbl/d in Q3/23, comparable to Q3/22 levels.
•Oil Sands Mining and Upgrading operating costs were top tier, averaging $22.12/bbl (US$16.49/bbl) in Q3/23, comparable to Q3/22 levels of $22.35/bbl (US$17.12/bbl).
▪The Company realized strong SCO pricing based on benchmark pricing of US$84.99/bbl in Q3/23, representing a US$2.81/bbl premium to WTI, generating significant free cash flow for the Company.
▪Based on the current forward strip as of October 30, 2023, these high margin SCO barrels will capture strong pricing with a strip average premium to WTI pricing of approximately US$2.24/bbl in Q4/23, generating significant free cash flow for the Company.
▪At Horizon, after the planned turnaround in 2024, the reliability enhancement project is targeted to be completed which will increase SCO production capacity by approximately 14,000 bbl/d in 2025 as the Company targets to shift maintenance to once every two years, reducing downtime and increasing overall reliability.
MARKETING

	Three Months Ended			Nine Months Ended
	Sep 30 2023	Jun 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Crude oil and NGLs pricing
WTI benchmark price (US$/bbl) (1)	$82.18	$73.75	$91.64	$77.37	$98.14
WCS heavy differential as a percentage of WTI (%) (2)	16%	20%	22%	23%	16%
SCO benchmark price (US$/bbl)	$84.99	$76.67	$100.51	$79.97	$102.66
Condensate benchmark price (US$/bbl)	$77.91	$72.28	$87.15	$76.66	$97.19
Exploration & Production liquids realized pricing (C$/bbl) (3)(4)	$87.83	$72.06	$84.91	$73.45	$97.99
SCO realized pricing (C$/bbl) (4)(5)	$108.55	$95.08	$120.91	$100.57	$122.45
Natural gas pricing
AECO benchmark price (C$/GJ)	$2.26	$2.22	$5.51	$2.86	$5.27
Natural gas realized pricing (C$/Mcf) (5)	$2.81	$2.53	$6.57	$3.20	$6.61
(1)West Texas Intermediate ("WTI").
(2)Western Canadian Select ("WCS").
(3)Average crude oil and NGL pricing excludes SCO. Pricing is net of blending costs and excluding risk management activities.
(4)Non-GAAP ratio. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2023 dated November 1, 2023.
(5)Pricing is net of blending costs and excluding risk management activities.
▪Canadian Natural has a balanced and diverse product mix of natural gas, NGLs, heavy crude oil, light crude oil, thermal in situ bitumen and SCO.
▪WTI prices were strong in Q3/23, averaging US$82.18/bbl, however remain volatile as a result of geopolitical factors and demand concerns driven by the risk of a global recession due to persistent inflation and rising interest rates.

Canadian Natural Resources Limited	9	Three and nine months ended September 30, 2023

▪SCO benchmark pricing continued to represent a price premium of US$2.81/bbl to WTI pricing as a result of strong North American demand for refined products, with the SCO benchmark price averaging US$84.99/bbl in Q3/23.
▪The WCS differential to WTI was US$12.86/bbl or 16% in Q3/23 compared to US$24.74/bbl or 33% in Q1/23. Strong differentials in Q3/23 primarily reflected strengthening of US Gulf Coast heavy oil pricing in 2023 and a decrease in supply from the US Strategic Petroleum Reserve following releases in 2022.
▪The North West Redwater ("NWR") refinery primarily utilizes bitumen as feedstock, with production of ultra-low sulphur diesel and other refined products averaging 78,376 BOE/d in Q3/23.
▪Canadian Natural has diversified sales points which limits exposure to any one particular market and maximizes value for our shareholders. Based on production volumes during the first nine months of 2023, the Company purchased natural gas at AECO to use in our operations, offsetting the equivalent of approximately 37% of our natural gas production, with approximately 26% of our natural gas production sold at AECO/Station 2 pricing, and approximately 37% exported and sold to other North American and international markets.
•As a result of the Company's diversified sales points, Canadian Natural's North American natural gas production of 2,139 MMcf/d realized a premium to AECO of 14% above the monthly AECO natural gas quarterly benchmark price of $2.26/GJ in Q3/23. Benchmark natural gas prices primarily reflect increased North American production and higher storage levels.
▪Canadian Natural has been a supporter of incremental pipeline projects to ensure Canadian crude oil and natural gas can access global markets to deliver the most responsible and leading ESG production that the world needs.
•The Trans Mountain Corporation ("Trans Mountain") provided an update on its 590,000 bbl/d Trans Mountain Expansion project ("TMX"), on which Canadian Natural has committed 94,000 bbl/d.
◦Trans Mountain has filed an application with the Canada Energy Regulator ("CER") to set the interim tolls for transportation on the TMX expansion.
FINANCIAL REVIEW
▪The Company continues to implement proven strategies including its disciplined approach to capital allocation. As a result, the financial position of Canadian Natural remains strong. The Company's adjusted funds flow generation, credit facilities, US commercial paper program, access to capital markets, diverse asset base and flexible capital expenditure program all support a strong financial position and provide the appropriate financial resources for the near-, mid- and long-term.
▪Safe, effective and efficient operations combined with our high quality, long life low decline asset base generated quarterly free cash flow of approximately $2.7 billion after dividend payments of approximately $1.0 billion and base capital expenditures of approximately $1.0 billion (excluding net acquisitions and strategic growth capital of approximately $0.2 billion in the quarter, as per the Company's free cash flow allocation policy).
▪With current strong production volumes and expected free cash flow in Q4/23 and beyond, based on current strip pricing we are quickly approaching a net debt level of $10 billion, which we forecast to achieve in Q1/24, at which time we target to increase returns to shareholders to 100% of free cash flow. At that time, the free cash flow definition will be adjusted funds flow less dividends and total capital expenditures for the year.
•The Company's current free cash flow allocation policy provides that when net debt is between $10 billion and $15 billion, 50% of free cash flow will be allocated to share repurchases and 50% of free cash flow will be allocated to the balance sheet, less strategic growth / acquisition opportunities. Free cash flow for the purpose of the policy is defined as adjusted funds flow less dividends, less base capital.
▪Returns to shareholders in Q3/23 were strong, totaling approximately $1.6 billion, comprised of approximately $1.0 billion of dividends and approximately $0.6 billion of share repurchases.
•In Q3/23, the Company repurchased approximately 7.2 million common shares for cancellation at a weighted average price of $82.57 per share for a total of approximately $0.6 billion.
▪Canadian Natural continues to maintain a strong balance sheet and financial flexibility, with net debt of approximately $11.5 billion and significant liquidity of approximately $6.1 billion at the end of Q3/23.
•Undrawn revolving bank credit facilities totaling approximately $5.5 billion were available at September 30, 2023. Including cash and cash equivalents and short-term investments, the Company had significant liquidity of approximately $6.1 billion. At September 30, 2023, the Company had $202 million drawn

Canadian Natural Resources Limited	10	Three and nine months ended September 30, 2023

under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
•In September 2023, the Company extended its $0.5 billion revolving credit facility by one year, now maturing February 2025.
▪Year-to-date, up to and including November 1, 2023, the Company has returned approximately $6.1 billion to shareholders through approximately $3.9 billion in dividends and $2.2 billion through the repurchase and cancellation of approximately 27.9 million common shares.
DIVIDEND INCREASE
▪Subsequent to quarter end, the Board of Directors has approved an 11% increase to our quarterly dividend to $1.00 per common share, from $0.90 per common share, payable on January 5, 2024 to shareholders of record on December 8, 2023. This demonstrates the confidence that the Board has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline reserves and asset base. The Company's leading track record of dividend increases continues, as this increase will mark the 24th consecutive year of dividend increases.
•Canadian Natural increased its sustainable and growing dividend twice in 2023 for a total combined increase of 18% to $4.00 per share annually.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE HIGHLIGHTS
Canada and Canadian Natural are well positioned to deliver affordable, reliable, safe, and responsibly produced energy that the world needs, through leading ESG performance. Canadian Natural's diverse portfolio is supported by a large amount of long life low decline assets which have low risk, high value reserves that require low maintenance capital. This allows us to remain flexible with our capital allocation and creates an ideal opportunity to pilot and apply technologies for GHG emissions reductions. Canadian Natural continues to invest in a range of technologies to reduce emissions, such as solvents for enhanced recovery and Carbon Capture, Utilization and Storage ("CCUS") projects. Our culture of continuous improvement provides a significant advantage to delivering on our strategy of investing in GHG technologies across our assets, including opportunities for methane emissions reduction, which will enhance the Company’s environmental performance and long-term sustainability.
Environmental Targets
Canadian Natural is committed to reducing its environmental footprint and as previously announced, has committed to the following environmental targets:
▪40% reduction in corporate Scope 1 and Scope 2 absolute GHG emissions by 2035, from a 2020 baseline.
▪50% reduction in North America E&P (including thermal in situ) methane emissions by 2030, from a 2016 baseline.
▪40% reduction in thermal in situ fresh water usage intensity by 2026, from a 2017 baseline.
▪40% reduction in mining fresh river water usage intensity by 2026, from a 2017 baseline.
Pathways Alliance
The six major oil sands companies in the Pathways Alliance ("Pathways"), including Canadian Natural, operate approximately 95% of Canada’s oil sands production. The goal of this unique alliance is to support Canada in meeting its climate commitments and position Canada to be the preferred source of crude oil globally.
Working collectively with the federal and provincial governments, Pathways has a goal to achieve net zero GHG emissions from oil sands operations by 2050 and is pursuing realistic and workable solutions to deliver significant emissions reductions. Pathways recognizes there are multiple technologies which contribute to achieving net zero emissions in the oil sands, including the deployment of existing and emerging GHG reduction technologies such as direct air capture, clean hydrogen, process improvements, energy efficiency, fuel switching and electrification.
Pathways has a defined plan, including its foundational CCS project involving a CO2 trunkline connecting Fort McMurray and Cold Lake to a carbon sequestration hub. In January 2023, Pathways entered into a Carbon Sequestration Evaluation Agreement with the Government of Alberta. During Q3/23, technical teams continued to advance detailed evaluations for the proposed storage hub to enhance understanding of the geology in the hub region. The proposed carbon storage hub would be one of the world's largest carbon capture and storage projects and would be connected to a transportation line that would initially gather captured CO2 from an anticipated 14 oil sands facilities in the Fort McMurray, Christina Lake and Cold Lake regions. Future phases of the plan have the potential to

Canadian Natural Resources Limited	11	Three and nine months ended September 30, 2023

grow the transportation network to include over 20 oil sands facilities, and to accommodate other industries in the region interested in CCS.
Members of Pathways continue to advance community engagement and environmental field programs to minimize the project’s environmental disturbance. Project engineering and environmental field programs are on track for this anchor project to meet timelines set out, subject to government support on these efforts. Stakeholder engagement and consultation is ongoing with Indigenous and local communities in northern Alberta related to the Pathways CCS project.
Government Support for Emissions Reductions and Carbon Capture, Utilization and Storage
Canadian Natural is a leader in CCUS and GHG reduction projects and sees many opportunities to work collaboratively with industry peers and governments to advance investments in CCUS and to achieve meaningful GHG emissions reductions in support of Canada's climate goals.
The Government of Canada has proposed an investment tax credit ("ITC") for CCUS projects for all sectors across Canada. Updated draft legislation was released for consultation in Q3/23. It will be important for government to work together with industry to ensure that the ITC implementation delivers required support to enable CCUS project development.
The Government of Alberta's 2023 Budget announcement on February 28, 2023 included support for CCS projects and coordination with federal CCS initiatives. In addition, the Government of Alberta released its Emissions Reduction and Energy Development Plan ("ERED") on April 19, 2023, which outlines the importance of ensuring a globally competitive oil and natural gas industry while reducing emissions and an aspiration to achieve net zero by 2050. By working together, industry and governments have the opportunity to help achieve climate goals, meet economic objectives and support Canada’s role in energy security.

Canadian Natural Resources Limited	12	Three and nine months ended September 30, 2023

ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this press release and the Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby thermal oil sands project, the Jackfish thermal oil sands project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the impact of the Pathways Alliance ("Pathways") initiative and activities, government support for Pathways and the ability to achieve net zero emissions from oil production, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+") the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine, continuing effects of the novel coronavirus ("COVID-19") pandemic, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for and market prices of the Company's products, the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the ability of the Company to prevent and recover from a cyberattack and other cyber-related crime; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; the Company's ability to implement strategies and leverage technologies to meet climate change initiatives and emissions targets; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is

Canadian Natural Resources Limited	13	Three and nine months ended September 30, 2023

not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this press release or the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this press release or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Currency, Financial Information and Production
This press release should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") and the Company's MD&A for the three and nine months ended September 30, 2023 and audited consolidated financial statements for the year ended December 31, 2022. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s financial statements and MD&A for the three and nine months ended September 30, 2023 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout this press release on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this press release, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2022, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in the Company's MD&A.

Canadian Natural Resources Limited	14	Three and nine months ended September 30, 2023

Special Note Regarding Non-GAAP and Other Financial Measures
This press release includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this press release, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three and nine months ended September 30, 2023, dated November 1, 2023.
Free Cash Flow
Free cash flow is a non-GAAP financial measure that represents adjusted funds flow adjusted for base capital expenditures and dividends on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay debt.

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2023	Jun 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Adjusted funds flow (1)	$4,684	$2,742	$5,208	$10,855	$15,615
Less: Base capital expenditures (2)	$1,019	$1,385	$996	$3,522	$3,106
Dividends on common shares	$984	$989	$2,532	$2,911	$4,092
Free cash flow	$2,681	$368	$1,680	$4,422	$8,417
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, which are provided in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three and nine months ended September 30, 2023, dated November 1, 2023.
(2)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A for the three and nine months ended September 30, 2023, dated November 1, 2023 for more details on net capital expenditures.
Capital Budget
Capital budget is a forward looking non-GAAP financial measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details on net capital expenditures.
Long-term Debt, net
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents.
Capital Efficiency
Capital efficiency is a supplementary financial measure that represents the capital spent to add new or incremental production divided by the current rate of the new or incremental production. It is expressed as a dollar amount per flowing volume of a product ($/bbl/d or $/BOE/d). The Company considers capital efficiency a key measure in evaluating its performance, as it demonstrates the efficiency of the Company's capital investments.
Break-even WTI Price
The break-even WTI price is a supplementary financial measure that represents the equivalent US dollar WTI price per barrel where the Company's adjusted funds flow is equal to the sum of maintenance capital and dividends. The Company considers the break-even WTI price a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. The break-even WTI price incorporates the non-GAAP financial measure adjusted funds flow as reconciled in the "Non-GAAP and Other Financial Measures" section of the Company's MD&A. Maintenance capital is a supplementary financial measure that represents the capital required to maintain annual production at prior period levels.

Canadian Natural Resources Limited	15	Three and nine months ended September 30, 2023

CONFERENCE CALL
Canadian Natural Resources Limited (TSX-CNQ / NYSE-CNQ) will be issuing its 2023 Third Quarter Earnings Results on Thursday, November 2, 2023 before market open.
A conference call will be held at 9:00 a.m. MDT / 11:00 a.m. EDT on Thursday, November 2, 2023.
Dial-in to the live event:
North America 1-888-886-7786 / International 001-416-764-8658
Listen to the audio webcast:
Access the audio webcast on the home page of our website, www.cnrl.com.
Conference call playback:
North America 1-877-674-7070 / International 001-416-764-8692 (Passcode: 113056#)
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Canadian Natural Resources Limited	16	Three and nine months ended September 30, 2023